June 25, 2019

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Adam Ratner
Vice President, General Counsel and Secretary
New York & Company, Inc.
330 West 34th Street, 9th Floor
New York, New York 10001

        Re: New York & Company, Inc.
            Amendment No. 1 to Registration Statement on Form S-3
            Filed September 19, 2018
            File No. 333-226798

Dear Mr. Ratner:

        It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

    amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

    file a request for withdrawal.

       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

        If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
 Adam Ratner
New York & Company, Inc.
June 25, 2019
Page 2




      Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Beverages,
Apparel and
                                                        Mining
FirstName LastNameAdam Ratner
cc:       Christian O. Nagler
Comapany NameNew York & Company, Inc.
June 25, 2019 Page 2 MAIL
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